UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 8)
TRANSATLANTIC HOLDINGS, INC.
(Name of Subject Company)
TRANSATLANTIC HOLDINGS, INC.
(Names of Persons Filing Statement)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
893521104
(CUSIP Number of Class of Securities)
Gary A. Schwartz
Executive Vice President and General Counsel
Transatlantic Holdings, Inc.
80 Pine Street
New York, NY 10005
(212) 365-2200
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Lois Herzeca, Esq.
Eduardo Gallardo, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166
(212) 351-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 8 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Transatlantic Holdings, Inc., a Delaware corporation (“Transatlantic”), with the Securities and Exchange Commission on July 28, 2011 and amended on August 8, 2011, August 12, 2011, August 19, 2011, September 2, 2011, September 12, 2011, September 16, 2011 and September 20, 2011 relating to the unsolicited offer by Validus Holdings, Ltd., a Bermuda exempted company (“Validus”), upon the terms and subject to the conditions set forth in (i) its Prospectus/Offer to Exchange, dated August 19, 2011 (as amended or supplemented from time to time, the “Offer to Exchange”) and (ii) the related Letter of Transmittal (together with the Offer to Exchange, and any amendments or supplements thereto, the “Exchange Offer”). Validus filed a Tender Offer Statement on Schedule TO dated July 25, 2011 (as amended or supplemented from time to time, the “Schedule TO”), and a registration statement on Form S-4, dated July 25, 2011 (as amended or supplemented from time to time, the “Registration Statement”) relating to the securities to be issued in connection with the Exchange Offer. Capitalized terms not otherwise defined shall have the meanings set forth in the Statement. Except as specifically noted herein, the information set forth in the Statement remains unchanged.

Item 4.	The Solicitation or Recommendation.
Background of the Offer.
     Item 4 is hereby amended and supplemented by adding the following disclosure:
     “On September 23, 2011, Transatlantic entered into a confidentiality agreement with Validus (the “Validus Confidentiality Agreement”). Pursuant to the Validus Confidentiality Agreement, Validus has agreed, during a period that expires at 11:59 p.m., Eastern time, on October 31, 2011, not to take or enter into an agreement with any third party regarding certain actions, including acquiring any additional Transatlantic Common Shares, mailing a consent solicitation statement to Transatlantic stockholders or collecting consent cards with respect to Validus’s previously announced consent solicitation to remove and replace the Board or seeking to call a special meeting of Transatlantic’s stockholders pursuant to the By-Laws. Validus and Transatlantic have also agreed to take no action with respect to their pending litigation in the Chancery Court of Delaware and United States District Court for the State of Delaware during this period. The termination of the period will accelerate if, among other things, (i) Transatlantic grants to a person (other than Validus) exclusivity or expense reimbursement with respect to, or enters into an agreement (other than any confidentiality agreement that does not contain any exclusivity or expense reimbursement and does not limit Transatlantic’s ability to perform under the Validus Confidentiality Agreement) with any third person providing for, (A) a tender or exchange offer, merger, consolidation or other business combination involving Transatlantic and one or more third persons as constituent parties that could result in the acquisition or conversion of 10% or more of the outstanding Transatlantic Common Shares or (B) a sale of all or substantially all of Transatlantic’s consolidated assets or (ii) Transatlantic fails to file, within ten business days following commencement, a Schedule 14D-9 with the SEC that contains the recommendation that Transatlantic’s stockholders reject any third party tender or exchange offer which, if consummated, could result in the acquisition of 10% or more of the outstanding Transatlantic Common Shares. The Validus Confidentiality Agreement is governed by Delaware law.”

Item 7.	Purposes of the Transaction and Plans or Proposals.
     Item 7 is hereby amended and supplemented by adding the following disclosure:
     “For a description of the Validus Confidentiality Agreement, reference is made to “Item 4. The Solicitation or Recommendation—Background of the Offer,” which description is incorporated herein by reference.”

Item 8.	Additional Information.
Litigation Related to the Exchange Offer.
     Item 8 is hereby amended and supplemented by adding the following disclosure:
     “For a description of the Validus Confidentiality Agreement, reference is made to “Item 4. The Solicitation or Recommendation—Background of the Offer,” which description is incorporated herein by reference.”

Item 9.	Exhibits.
     Item 9 is hereby amended and supplemented by adding the following exhibit:

Exhibit
No.	Description
(a)(33)
Press Release of Transatlantic Holdings, Inc., filed as Exhibit 99.1 to Transatlantic Holdings, Inc.’s Current Report on Form 8-K (SEC File No. 001-10545), dated September 23, 2011 (incorporated herein by reference).

Cautionary Note regarding Forward-Looking Statements
     This Statement contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Such statements involve risks and uncertainties, which may cause actual results to differ materially from those set forth in these statements. For example, these forward-looking statements could be affected by risks that the terminated merger agreement with Allied World disrupts current plans and operations; risks that the unsolicited Validus exchange offer, consent solicitation and/or National Indemnity proposal disrupts current plans and operations; the ability to retain key personnel; pricing and policy term trends; increased competition; the impact of acts of terrorism and acts of war; greater frequency or severity of unpredictable catastrophic events; negative rating agency actions; the adequacy of loss reserves; changes in regulations or tax laws; changes in the availability, cost or quality of reinsurance or retrocessional coverage; adverse general economic conditions; and judicial, legislative, political and other governmental developments, as well as management’s response to these factors; and other risks detailed in the “Cautionary Statement Regarding Forward-Looking Information,” “Risk Factors” and other sections of Transatlantic’s Form 10-K and other filings with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Transatlantic is under no obligation (and expressly disclaims any such obligation) to update or revise any forward-looking statement that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.
Additional Information about the Validus Exchange Offer
     This communication is neither an offer to purchase nor the solicitation of an offer to sell any securities. In response to the exchange offer commenced by Validus, Transatlantic has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Investors and security holders are urged to read the Solicitation/Recommendation Statement on Schedule 14D-9 because it contains important information about the Validus Exchange Offer. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Transatlantic’s Investor Relations department at Transatlantic Holdings, Inc., 80 Pine Street, New York, New York 10005, or via e-mail at investor_relations@transre.com.
Additional Information about the Validus Consent Solicitation
     On September 14, 2011, Validus filed a preliminary consent solicitation statement with the SEC relating to Validus’s proposals to, among other things, remove all of Transatlantic’s directors and nominate three new directors to the Transatlantic board of directors. Transatlantic has filed with the SEC a preliminary consent revocation statement on Schedule 14A (the “Preliminary Revocation Statement”) in connection with Validus’s solicitation of written consents. Investors and security holders are urged to read the Preliminary Revocation Statement and Transatlantic’s definitive consent revocation statement, when it is available, because they contain important information. Investors can get the Preliminary Revocation Statement, the definitive revocation statement, when it is available, and any other relevant documents for free at the SEC’s website (www.sec.gov). You may also obtain these documents for free by contacting Transatlantic’s Investor Relations department at Transatlantic Holdings, Inc., 80 Pine Street, New York, New York 10005, or via e-mail at investor_relations@transre.com.
     Transatlantic, its directors and executive officers may be deemed to be participants in a solicitation of Transatlantic’s stockholders in connection with the Validus consent solicitation. Information about Transatlantic’s directors and executive officers, and a description of their direct or indirect interests, by security holdings or otherwise, is available in Transatlantic’s Preliminary Revocation Statement, which was filed with the SEC on September 20, 2011.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRANSATLANTIC HOLDINGS, INC.
By:	/s/ Gary A. Schwartz
Gary A. Schwartz
Executive Vice President and General Counsel

Date: September 23, 2011